Exhibit 99.1

TSX-V: AVU US DTC: AVPMF FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

July 3, 2018	NR 07 - 2018

Drilling at Alvito IOCG Project Continues with Supplemental Program

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to provide an update on drilling at the Alvito IOCG Project in South Portugal.  Project work is funded by OZ Minerals, who are spending A$ 1 million on exploration to earn-in to 51% of the 300-square kilometer Project. Avrupa is the operator of the program.

To date, Avrupa has completed the initial program of 15 drill holes, totaling 2,127 meters, in eight separate prospect areas within the Alvito license.  The technical committee (comprised of Avrupa and Oz geologists) overseeing the progress of the project agreed to a supplemental program of three additional holes, totaling 300 meters, in the Entre Matinhas prospect area (see map in news release of May 3, 2018).  This drilling has just been completed, and the drill rig has demobilized from the project.

Earlier drillholes at Entre Matinhas intercepted zones of strong alteration, stockwork quartz-epidote-magnetite veining, breccias, and copper-bearing sulfide mineralization.  Samples from the first two drill holes in this area of the project have just been sent to the assay laboratory.  Processing of the remainder of the core continues.  Avrupa expects to have all processing completed and samples into the laboratory by the second half of July.  Drilling at several of the other prospects at Alvito, including Entre as Matas, Mata, and Monte do Outeiro intercepted zones of alteration and mineralization.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds eight exploration licenses in three European countries, including five in Portugal covering 2,911 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa now has six active option and joint ventures, five in Portugal and one in Kosovo, including:

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The Alvalade, Marateca and Mertola properties with an international mining company on the Iberian Pyrite Belt in southern Portugal.

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The Alvito Option Agreement with OZ Minerals Limited covering one license in the Ossa Morena Zone in southern Portugal, for IOCG deposits;

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Avrupa’s partner at the Slivovo Gold Project in Kosovo is fully funding the program, allowing Avrupa to dilute its ownership in the JV operating company Peshter Mining JSC.  If AVU ownership goes below 10%, the interest in the project converts to a 2% NSR.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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